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		Licensed Music: **Serotonin**KT300-102 (7 Alternate Versions & Edits)Motivational, Presentation, Lighthearted. A slick electric guitar line combines with piano, programmed drums, electric bass, and swirling synths to create a building and driving track. Stems available - contact your account rep. **The Night Doctor**KT300-101 (7 Alternate Versions & Edits)Motivational, Driving Beats, Tween. A catchy electric and acoustic guitar riff is joined by a slick programmed beat, and synths to create an uplifting top 40's sounding pop track. Stems available - contact your account rep.
		WHEN WE START A BUSINESS WE OFTEN GO IT ALONE. BUT AS HUMANS WE ARE COMMUNITY-CENTRIC AND REQUIRE SUPPORT IN ORDER TO THRIVE.
		COWORKING IS SWEEPING THE WORLD, MAKING WAVES AND SOLIDIFYING ITS RELEVANCE IN OUR EVOLVING ECONOMY. BY 2020 FREELANCERS WILL MAKE UP 40% OF THE WORKFORCE. STARTUPS CURRENTLY ACCOUNT FOR NEARLY ALL NEW JOBS THAT ARE CREATED. AND MILLENNIALS ENTERING THE JOB MARKET EXPECT GREATER LEVELS OF CONNECTIVITY AND COMMUNITY.
		HOWEVER -- THE EXISTING OFFICE SPACE MARKET IT BROKEN. IT'S NEITHER NIMBLE NOR FLEXIBLE ENOUGH TO ACCOMMODATE THE NEEDS OF THESE WORKERS.
		STARTMART WILL BE A MEMBER OWNED & OPERATED COWORKING COMMUNITY. WE FACILITATE INNOVATION, CONNECT PEOPLE AND SUPPORT BUSINESS IN THE HEART OF DOWNTOWN CLEVELAND, OHIO.
		STARTMART OFFERS A RANGE OF MEMBERSHIP PLANS TO ACCOMMODATE INDIVIDUALS AND GROWING COMPANIES. OFFICES AND DESK SPACE COME WITH AMENITIES LIKE OUR MAKER LAB, MINI GYM, COFFEE BAR, COLLABORATION CORNERS (PING PONG IMAGE), STARTUP LIBRARY, TEA BAR, ZEN YOGA ROOM, TRAINING SPACE, EXECUTIVE CONFERENCE ROOMS AND OUR ACCLAIMED THEATRE KITCHEN.
		AS YOU CAN SEE WE HAVE A LOT OF SPACE- BUT WE'RE MORE THAN THAT...WE PROVIDE ACCESS TO RESOURCES, PROGRAMMING AND EVENTS. WE CALL IT "ENGINEERED SERENDIPITY".
Charles Stack, CEO		"I have worked with 100's of startups -- launching, selling, investing, analyzing mentoring. And all of that knowledge has come together and been distilled in what is called STARTMART.
		CROWDFUNDING OFFERS A UNIQUE OPPORTUNITY TO ALLOW THE CUSTOMERS OF A BUSINESS TO BECOME THE OWNERS. STARTMART MEMBERS AND SUPPORTERS CAN NOW TAKE A GREATER STAKE IN GROWING THEIR COMMUNITY AND RECEIVE THE BENEFITS AS SHAREHOLDERS
Shannon Lyons, COO		"We invite you to join us! When you invest in STARTMART you receive an open desk membership until 2017. As a shareholder of a member owned & operated co-working space, you can watch your investment grow first hand and even impact the growth rate."
		WE HAVE EXCITING PLANS FOR THE FUTURE. IN ADDITION TO INCREASING THE NUMBER OF OFFICES AND OPEN SPACE IN OUR CURRENT LOCATION, WE ANTICIPATE OPENING A SERIES OF SATELLITE COMMUNITIES THROUGHOUT THE REGION. IT'S A HUB AND SPOKE GROWTH MODEL THAT WILL OFFER OUR MEMBERS MORE FLEXIBILITY AND ADDITIONAL AMENITIES SUCH AS ADVANCED PROTOTYPING AND LARGE EVENT SPACE.
Jennifer Neundorfer,CBD		"In addition to the joy of helping us build STARTMART, there's the potential for return on your financial investment - first investors would see a pro-rata return should STARTMART be acquired. Second we have reserved the right to issue cash dividends to our investors.
		WE INVITE YOU TO JOIN OUR COMMUNITY AND BECOME PART OF THE FIRST MEMBER OWNED & OPERATED COWORKING SPACE IN THE COUNTRY.
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